CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$2,500,000	$76.75

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $465,842.29 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $76.75 offset against the registration fee due for this offering and of which $465,765.54 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 467 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 78-I dated May 23, 2007	Registration Statement No. 333-130051 Dated May 23, 2007 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $2,500,000 Lesser Index 95% Principal Protected Notes Linked to the Dow Jones EURO STOXX 50® Index and the Russell 1000® Growth Index due December 3, 2008

General

  The notes are designed for investors who believe both of the Dow Jones EURO STOXX 50® Index and the Russell 1000® Growth Index will appreciate over the term of the notes. Investors should be willing to forgo interest and dividend payments and any additional appreciation related to the outperformance of one Index as compared to the other Index as well as any appreciation in excess of $200.50 (or 20.05% x $1,000), while seeking 95% principal protection at maturity (5% of principal is at risk).
  Cash payment at maturity of 95% of principal plus the Additional Amount, as described below. Because the payment at maturity for each $1,000 principal amount note is determined by adding the Additional Amount to $950, not $1,000, and assuming the Additional Amount is limited to $250.50 per $1,000 principal amount note, in no event will the return on your investment in the notes be more than $200.50 per $1,000 principal amount note.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing December 3, 2008†.
  Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
  The notes priced on May 23, 2007 and are expected to settle on or about May 29, 2007.

Key Terms

Indices:	The Dow Jones EURO STOXX 50® Index and the Russell 1000® Growth Index (each an “Index” and together the “Indices”).
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $950 plus the Additional Amount, which may be zero but will not be more than the Maximum Return.
Additional Amount:

The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Lesser Index Return x the Participation Rate; provided that the Additional Amount will not be less than zero or greater than the Maximum Return. For example, if the Lesser Index Return is more than 8.35%, the Additional Amount will be equal to the Maximum Return of $250.50, which entitles you to a payment at maturity of $1,200.50 ($950.00 + $250.50) for every $1,000 principal amount note, which represents a 20.05% maximum total return on your investment.

Partial Principal Protection Amount:	95% principal protection (5% principal at risk)
Maximum Return:	$250.50 (or 25.05% x $1,000). The Maximum Return limits the potential total return on an investment in the notes to 20.05%.
Participation Rate:	300%
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	For each Index, the Index closing level on the pricing date, which was 4499.69 for the Dow Jones EURO STOXX 50® Index and 598.65 for the Russell 1000® Growth Index.
Ending Index Level:	For each Index, the arithmetic average of the Index closing levels on each of the five Ending Averaging Dates.
Lesser Index Return:	The lesser of the Index Return of the Dow Jones EURO STOXX 50® Index and the Index Return of the Russell 1000® Growth Index.
Lesser Performing Index:	The Index with the Lesser Index Return.
Ending Averaging Dates†:	November 21, 2008, November 24, 2008, November 25, 2008, November 26, 2008 and November 28, 2008 (the “final Ending Averaging Date”)
Maturity Date†:	December 3, 2008
CUSIP:	48123JA33
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 78-I.

Investing in the Lesser Index 95% Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 78-I and “Selected Risk Considerations” beginning on page
PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$17.50	$982.50

Total	$2,500,000	$43,750	$2,456,250

(1)	J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $17.50 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated dealers of $8.75 per $1,000 principal amount note. See “Underwriting” beginning on page PS-34 of the accompanying product supplement no. 78-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

May 23, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 78-I dated May 23, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated May 23, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 78-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 78-I dated May 23, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207002025/e27403_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refer to JPMorgan Chase & Co.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The table and graph below illustrate the payment at maturity (including, where relevant, the payment of an Additional Amount equal to zero) for a $1,000 principal amount note for a hypothetical range of performance for the Lesser Index Return from 100% to +80%. The following table assumes that the Lesser Performing Index used to calculate the Ending Index Level will be the Russell 1000® Growth Index. We make no representation or warranty as to which of the Indices will be the Lesser Performing Index for the purposes of calculating your return on the notes at maturity. The following table and graph also assumes a hypothetical Initial Index Level of 600 for the Lesser Performing Index and reflects the Participation Rate of 300% and the Maximum Return of $250.50 per $1,000 principal amount note (or 25.05% x $1,000), which results in a maximum payment at maturity per $1,000 principal amount note of $1,200.50 (reflecting a maximum return on investment of 20.05%). The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and graph below have been rounded for ease of analysis.

Lesser Performing Index Ending Index Level	Lesser Index Return	Lesser Index Return x Participation Rate (300%)	Additional Amount		Principal		Payment at Maturity

1080.00	80.00%	25.05%	$250.50	+	$950	=	$1,200.50
1020.00	70.00%	25.05%	$250.50	+	$950	=	$1,200.50
960.00	60.00%	25.05%	$250.50	+	$950	=	$1,200.50
780.00	30.00%	25.05%	$250.50	+	$950	=	$1,200.50
720.00	20.00%	25.05%	$250.50	+	$950	=	$1,200.50
660.00	10.00%	25.05%	$250.50	+	$950	=	$1,200.50
650.10	8.35%	25.05%	$250.50	+	$950	=	$1,200.50
630.00	5.00%	15.00%	$150.00	+	$950	=	$1,100.00
615.00	2.50%	7.50%	$75.00	+	$950	=	$1,025.00
606.00	1.00%	3.00%	$30.00	+	$950	=	$980.00
600.00	0.00%	0.00%	$0.00	+	$950	=	$950.00
540.00	-10.00%	0.00%	$0.00	+	$950	=	$950.00
480.00	-20.00%	0.00%	$0.00	+	$950	=	$950.00
420.00	-30.00%	0.00%	$0.00	+	$950	=	$950.00
360.00	-40.00%	0.00%	$0.00	+	$950	=	$950.00
300.00	-50.00%	0.00%	$0.00	+	$950	=	$950.00
240.00	-60.00%	0.00%	$0.00	+	$950	=	$950.00
180.00	-70.00%	0.00%	$0.00	+	$950	=	$950.00
120.00	-80.00%	0.00%	$0.00	+	$950	=	$950.00
60.00	-90.00%	0.00%	$0.00	+	$950	=	$950.00
0.00	-100.00%	0.00%	$0.00	+	$950	=	$950.00

JPMorgan Structured Investments — Lesser Index 95% Principal Protected Notes Linked to the Dow Jones EURO STOXX 50® Index and the Russell 1000® Growth Index	PS-1

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Lesser Performing Index increases from its Initial Index Level of 600 to an Ending Index Level of 630. Because the Lesser Performing Index’s Ending Index Level of 630 is greater than its Initial Index Level of 600 and the Index Return of 5% multiplied by the Participation Rate of 300% does not exceed the Maximum Return of 25.05%, the Additional Amount is equal to $150 and the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$950 + ($1,000 x [(630-600)/600] x 300%) = $1,100

Example 2: The level of the Lesser Performing Index decreases from its Initial Index Level of 600 to an Ending Index Level of 480. Because the Lesser Performing Index’s Ending Index Level of 480 is less than its Initial Index Level of 600, the final payment per $1,000 principal amount note at maturity is $950 (reflecting a loss of 5% of principal).

Example 3: The level of the Lesser Performing Index increases from its Initial Index Level of 600 to an Ending Index Level of 660. Because the Lesser Performing Index Return of 10% multiplied by the Participation Rate of 300% is greater than the Maximum Return of 25.05%, the Additional Amount is equal to the Maximum Return of $250.50 and the investor receives the maximum payment at maturity of $1,200.50 ($950 + $250.50) per $1,000 principal amount note (reflecting a return on investment of 20.05%).

Selected Purchase Considerations

  95% PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 95% of the principal amount of your notes if you hold your notes to maturity, regardless of the performance of the Indices. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — The payment on the notes at maturity will exceed the principal amount of the notes if the Lesser Index Return exceeds 1.67%. At maturity, for each $1,000 principal amount note, you will receive a payment equal to $950 plus the Additional Amount of $1,000 x the Index Return x 300% (the Participation Rate), subject to the limit of the Maximum Return. The Additional Amount will not be less than zero and will not exceed the Maximum Return. The Maximum Return caps the Additional Amount at $250.50 per $1,000 principal amount note, which limits the total return on your investment to $1,200.50 ($950 + $250.50) per $1,000 principal amount note.
  DIVERSIFICATION OF THE INDICES — The return on the notes is linked to the Lesser Performing Index which will be either the Dow Jones EURO STOXX 50® Index or the Russell 1000® Growth Index. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the “Licensors”), which are used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. The Russell 1000® Growth Index is designed to track the capitalization-weighted price performance of the stocks included in the Russell 1000® Index determined by Frank Russell Company to be growth oriented, with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index consists of the 1,000 largest companies included in the Russell 3000E™ Index, and is designed to track the performance of the large capitalization segment of the U.S. equity market. For additional information on each Index, see the information set forth under “The Dow Jones EURO STOXX 50® Index” and “The Russell 1000® Growth Index” in the accompanying product supplement no. 78-I.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 78-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes should be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” Assuming this characterization is respected, you will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income, while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between such purchasers’ basis in the notes and the notes’ adjusted issue price.

JPMorgan Structured Investments — Lesser Index 95% Principal Protected Notes Linked to the Dow Jones EURO STOXX 50® Index and the Russell 1000® Growth Index	PS-2
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We have determined that the “comparable yield” is an annual rate of 5.31%, compounded semi-annually. Based on our determination of the comparable yield, the “projected payment schedule” per $1,000 note consists of a single payment at maturity, equal to $1,082.51.
  Assuming a semi-annual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule:

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period

May 29, 2007 through December 31, 2007	$31.24	$31.24

January 1, 2008 through December 3, 2008	$51.27	$82.51

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Indices or any of the component stocks of the Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 78-I dated May 23, 2007.
  YOUR INVESTMENT MAY RESULT IN A 5% LOSS AT MATURITY — The return on the notes at maturity is linked to the performance of the Lesser Performing Index, and will depend on whether, and the extent to which, the Lesser Index Return is positive. The two Indices’ respective performances may not be correlated and, as a result, your investment in the notes may only produce a positive return if there is a broad based rise in the performance of equities across diverse markets over the term of the notes. Furthermore, the Lesser Index Return must be at least 1.67% for you to receive at least 100% of the principal amount of your notes at maturity. You will receive no more than 95% of the principal amount of your notes if the Index Return is zero or negative and you will not receive the full principal amount of your notes at maturity if the Index Return is less than 1.67%.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO 20.05% — If the Ending Index Level of the Lesser Performing Index is greater than its Initial Index Level for each $1,000 principal amount note, you will receive at maturity $950 plus an additional amount that will not exceed the Maximum Return of 25.05%, regardless of the appreciation in the Lesser Performing Index, which may be significant. Your maximum potential total return on a note held to maturity will be the Maximum Return less 5.0%. Accordingly, your maximum final payment at maturity per $1,000 principal amount note will be $1,200.50 ($950.00 + $250.50).
  THE NOTES MIGHT NOT PAY MORE THAN 95% OF THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in each Index individually, the stocks composing the Indices or contracts related to the Indices. If the Lesser Index Return is not positive, the Additional Amount will be zero. This will be true even if the Index Return for only one Index is positive, or if the Lesser Performing Index’s closing level was higher than its Initial Index Level at some time during the life of the notes but later falls below its Initial Index Level.
  YOU WILL LOSE PART OF THE PRINCIPAL AMOUNT OF YOUR INVESTMENT IN THE NOTES IF THE LESSER PERFORMING INDEX DOES NOT APPRECIATE BY AT LEAST 1.67% — If the Lesser Index Return is less than 1.67%, your payment at maturity will be less than the principal amount of your investment in the notes. The minimum payment you will receive for each $1,000 principal amount note held to maturity is $950. You will incur a loss of principal if the Index Return of each of the Indices is less than 1.67%.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the securities composing either the Dow Jones EURO STOXX 50® Index or the Russell 1000® Growth Index would have.
  YOUR RETURN ON THE NOTES IS LINKED TO THE LESSER PERFORMING INDEX — Your return on the notes will be determined by the Lesser Performing Index, and, therefore, the notes may not return more than the applicable principal amount of your investment even if the Ending Index Level of one of the two Indices is above its respective Initial Index Level.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY— While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the Dow Jones EURO STOXX 50® Index are denominated, although any currency fluctuations could affect the performance of the Dow Jones EURO STOXX 50® Index. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

JPMorgan Structured Investments — Lesser Index 95% Principal Protected Notes Linked to the Dow Jones EURO STOXX 50® Index and the Russell 1000® Growth Index	PS-3
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Indices on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in each Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying each Index;
    the expected positive or negative correlation between the Dow Jones EURO STOXX 50® Index and the Russell 1000® Growth Index, or the expected absence of any such correlation;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and volatility of the exchange rate between the dollar and the euro; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graphs set forth the historical weekly performance of the Dow Jones EURO STOXX 50® Index from January 4, 2002 through May 18, 2007 and the historical weekly performance of the Russell 1000® Growth Index from January 4, 2002 through May 18, 2007. The Index closing level of the Dow Jones EURO STOXX 50® Index on May 23, 2007 was 4499.69. The Index closing level of the Russell 1000® Growth Index on May 23, 2007 was 598.65.

We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of either Index on any Ending Averaging Date. We cannot give you assurance that the performance of the Indices will result in a payment at maturity in excess of $950 per $1,000 principal amount note.

JPMorgan Structured Investments — Lesser Index 95% Principal Protected Notes Linked to the Dow Jones EURO STOXX 50® Index and the Russell 1000® Growth Index	PS-4